EXHIBIT 22

List of Subsidiary Issuers of Guaranteed Securities

As of April 30, 2024, each of the following subsidiaries of Prudential plc (the “Guarantor”) is issuer of the following outstanding securities, which are fully and unconditionally guaranteed by the Guarantor:

Prudential Funding (Asia) plc

3.125% Notes due 2030

3.625% Notes due 2032